SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces changes in its Board of Directors”

Mexico City, Mexico, May 19, 2014. América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), informs that it has received the resignations submitted today by Messrs. Michael J. Viola and Jeffery Scott McElfresh as members of the Board of Directors of AMX and its operating subsidiary Teléfonos de México, S.A.B. de C.V. Messrs. Viola and McElfresh were appointed by the holders of common shares pursuant to the shareholders’ agreement dated as of February 28, 2011, entered into by and between AT&T International, Inc. (“ATTI”), Trust F/1046 of Banco Inbursa, S.A., Grupo Financiero Inbursa, División Fiduciaria (“AT&T’s Trust”), and Trust F/0126 of Banco Inbursa, S.A., Grupo Financiero Inbursa, División Fiduciaria (“Control Trust”).

In addition, AMX informs that it is aware of AT&T’s publicly announced intention to eventually divest its interest in AMX’s capital stock.

About AMX

AMX is the leading provider of wireless services in Latin America. As of March 31, 2014, it had 272.2 million wireless subscribers and 70.7 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact